SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 8, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F
                                      ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes      No  X
                                        ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Vivendi Environnement logo

                                                                  AUGUST 7, 2002


                                  PRESS RELEASE

       Consolidated revenue up 7.2% to (euro) 15 billion at 30 June 2002. Revenue for core businesses increases 9%, in line with medium-term objectives

                        EBIT for core businesses grew 8%




Consolidated revenue (1) for the first half of 2002 was (euro) 15 billion, up 7.2% from (euro) 14 billion in the first half of last year. Excluding non-core businesses in the process of being divested, revenue growth was 9%, including internal growth of 5.5%.

Under French accounting standards, consolidated EBIT (1) in the first half of 2002 was (euro) 1.018 billion, up 5.2%, compared to (euro) 967 million for the first half of 2001. Excluding non-core businesses in the process of being divested, EBIT grew 8%.

Net debt (1) totalled (euro) 14.8 billion on 30 June 2002 compared to (euro)
14.3 billion on 31 December 2001 and (euro) 15 billion on 30 June 2001. Cash flow from operations together with the disposal of part of the non-core businesses have helped fund capital investment, for both maintenance and business growth, in the first half of the year. The (euro) 1.5 billion capital increase completed in August 2002 and the continuation of the non-core business disposal programme should lead to debt reduction in the second half of the year.

Revenue trends are as follows:

Vivendi Environnement

------------------------------------------------------------------------------------------
   30 June 2001    30 June 2002     Variation     Internal    External     Exchange rate
   (in euro m)      (in euro m)     2002/2001      growth      growth      fluctuations
------------------------------------------------------------------------------------------
      13,960           14,971          +7.2%        +4.8%       +2.0%          +0.4%
------------------------------------------------------------------------------------------

Excluding non-core businesses and the impact of the South Central transportation contract termination (euro) 231 million), internal growth for the first half of 2002 was 7.5%.

The impact of external growth of (euro) 294 million was due to small and medium-sized acquisitions in the sectors of Waste (Marius Pedersen), Energy Services (Siram) and Transportation (Verney), as well as the disposal of non-core activities in the Water division in the United States.

(1) Preliminary and non-audited figures prepared in accordance with French accounting standards.

The positive impact of foreign exchange ((euro) 69 million), relates mainly to the increase in the average rate of the US dollar against the euro in the first half of 2002 compared to the first half of 2001. Given recent trends in the euro-dollar exchange rate, this favourable impact is unlikely to be repeated in the second half of the year.

Revenue generated outside France was (euro) 8.6 billion, or 57% of total revenue, comparable to the first half of 2001.


Water

------------------------------------------------------------------------------------------
   30 June 2001    30 June 2002     Variation     Internal    External     Exchange rate
   (in euro m)      (in euro m)     2002/2001      growth      growth      fluctuations
------------------------------------------------------------------------------------------
       6,485            6,670          +2.9%        +4.4%       -2.3%          +0.8%
------------------------------------------------------------------------------------------

Internal revenue growth was 4.4%. Excluding non-core businesses, internal growth was 5.9%. In France, Vivendi Water business grew by around 3.4% due to the continued good results of the water distribution business and stability in the water engineering business.

Internal growth for core businesses outside France was 9.1%. This growth reflects encouraging developments in outsourcing businesses outside the United States, up by 22%, due to start-ups or new contracts signed in 2000 or 2001, notably in Central Europe (Prague in the Czech Republic and Gorlitz in Germany), in Morocco (Tangiers and Tetouan), in the Asia Pacific region (Hyundai-HEI and Inchon in South Korea, Chengdu in China). In the United States, revenue, as expressed in euros, was down by 2.2% and impacted by the finalisation of the Filtration and Separation businesses disposal during the first half of 2002. Core businesses grew (+6%) due to the solid continuation of the municipal outsourcing services business, which has benefited from the impact of the Indianapolis contract since the month of May 2002, and the industrial outsourcing business following on from the signature of new contracts. Sales of water treatment equipment and systems to the municipal sector are growing, while sales to industry are stable.


Waste

------------------------------------------------------------------------------------------
   30 June 2001    30 June 2002     Variation     Internal    External     Exchange rate
   (in euro m)      (in euro m)     2002/2001      growth      growth      fluctuations
------------------------------------------------------------------------------------------
       2,811            3,047          +8.4%        +5.8%       +2.5%          +0.1%
------------------------------------------------------------------------------------------

Internal growth was 5.8%. In France, growth was 4.1% with the group operating in a less favourable economic environment.

Outside France, business grew by 6.9%, largely due to developments in Northern Europe (contracts in Bromley and Sheffield in the UK), as well as in the Asia Pacific region, with a contract for Pacific Waste Management in Hong Kong, and in Singapore. In the United States, business increased slightly (new municipal contracts for solid waste).

External growth was primarily due to the full first half year impact of the Marius Pedersen acquisition in 2001.


Energy Services

------------------------------------------------------------------------------------------
   30 June 2001    30 June 2002     Variation     Internal    External     Exchange rate
   (in euro m)      (in euro m)     2002/2001      growth      growth      fluctuations
------------------------------------------------------------------------------------------
       1,964            2,287         +16.5%        +4.8%      +11.1%          +0.6%
------------------------------------------------------------------------------------------

Revenues in France were stable compared with the first half of 2001 reflecting the combination of lower gas prices as of April 1, 2002 and the seasonality of cogeneration activities, which is concentrated in the winter months.

Outside France, internal growth of 16,6% was mainly due to contracts in Tallinn (Estonia), Vilnius (Lithuania), and Poznan (Poland) coming on line.

External growth in energy services was due to the acquisition of Siram in Italy ((euro) 94 million), Cram in France ((euro) 43 million), and to finalization of the former EDF business integration ((euro) 95 million).


Transportation

------------------------------------------------------------------------------------------
   30 June 2001    30 June 2002     Variation     Internal    External     Exchange rate
   (in euro m)      (in euro m)     2002/2001      growth      growth      fluctuations
------------------------------------------------------------------------------------------
       1,543            1,705         +10.6%        +2.5%       +7.7%          +0.4%
------------------------------------------------------------------------------------------

In France, internal growth of 10.5% benefited from contract development and extension. Outside France, excluding the impact of the South Central contract termination, growth was 26.9%, due to the full impact on 2002 results of the BBA and Combus contracts as well as to developments in Finland, Poland, Belgium, and the Czech Republic.

External growth of 7.7% was due to the acquisition of Verney ((euro) 80 million) and Yellow Transportation ((euro) 27 million).


F.C.C (1)

------------------------------------------------------------------------------------------
   30 June 2001    30 June 2002     Variation     Internal    External     Exchange rate
   (in euro m)      (in euro m)     2002/2001      growth      growth      fluctuations
------------------------------------------------------------------------------------------
       1,158            1,261          +8.9%        +7.8%       +1.4%          -0.3%
------------------------------------------------------------------------------------------

(1) Group share figures.

Internal growth of 7.8%, evenly spread across all divisions, was particularly strong in the cement business due to expansion in the Spanish construction industry.


External growth stemmed from the integration of Ekonor in industrial waste in Spain, and internationally in the area of urban services.

The first half-year 2002 revenue growth provides confidence, within a stabilized economic environment, for the medium-term growth objectives of the company. This has been further strengthened by the receipt of new contracts since the beginning of this year, in particular the signing of a municipal outsourcing contract for the city of Indianapolis in the United States as well as that of the contract for Shanghai/Pudong, which constitute significant commercial successes.



Vivendi Environnement (Paris Bourse: VIE and NYSE:VE), comprised of Vivendi Water (worldwide water products and services), Onyx (solid waste and industrial services), Dalkia (energy management), Connex (transportation and logistics) and FCC (Spanish company engaged in environmental and construction related industries), is the largest environmental services company in the world with more than 295,000 employees, including FCC, in about 100 countries and annual revenues of more than $25.6 billion.



  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67



              US investor contact: Brian Sullivan +(1) 401 737 4100



   Press release also available on http://www.vivendienvironnement-finance.com




Important Legal Disclaimer


Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Vivendi Environnement's profits, the risk that governmental authorities could terminate or modify some of Vivendi Environnement's contracts, the risk that Vivendi Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Vivendi Environnement's financial results and the price of its shares, the risk that Vivendi Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Vivendi Environnement's relationship with Vivendi Universal, as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 8, 2002

                                            VIVENDI ENVIRONNEMENT


                                            By: /s/ Jerome Contamine
                                                -------------------------------
                                                Name:  Jerome Contamine
                                                Title: Chief Financial Officer